EXHIBIT 99.11

VOX PROVIDES AN UPDATE FOR THE WONMUNNA MINE

AND FILES A TECHNICAL REPORT ON SEDAR

TORONTO, CANADA – August 10, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to announce an update on the producing Wonmunna Iron Ore Mine (“Wonmunna”) in Western Australia, controlled by ASX-listed Mineral Resources Limited (“MinRes”). Vox holds an uncapped 1.25% - 1.50% gross revenue royalty over Wonmunna, which forms a key part of MinRes’ 11Mtpa Utah Point Hub operations in the Pilbara region.

Further to the Wonmunna royalty acquisition announcement by Vox on May 26, 2022, Vox has now filed a technical report on SEDAR titled: “Technical Report, Wonmunna Iron Ore Mine, Western Australia, Australia” dated August 10, 2022. The technical report was commissioned by Vox and prepared by Kangari Consulting LLC.

Mining Proposal for Expansion to 13.5Mtpa

In February 2022, MinRes submitted an amended Mining Proposal to the Western Australian Environmental Protection Authority seeking approval to expand the annual production rate at Wonmunna from 10Mtpa to 13.5Mtpa, representing a significant increase from the current ~5Mtpa production rate (the “Feb 2022 Mining Proposal”).1 Vox is pleased to announce that the Feb 2022 Mining Proposal was approved by the Department of Mines, Industry Regulation and Safety (DMIRS) on June 29, 2022.

Riaan Esterhuizen, Executive Vice-President – Australia stated, “The ability for Wonmunna production to be expanded without significant additional capital intensity was a key attribute which attracted us to this royalty, as demonstrated by the recently approved Feb 2022 Mining Proposal. MinRes’ uniquely integrated miner/contractor business model puts it in a strong position to deliver the increased production tonnage set out in its latest proposal, and we are excited about the potential royalty returns for the Company over the coming years.”

Asset Overview – Wonmunna Iron Ore Mine

Wonmunna is located approximately 70km west-northwest of Newman in the Pilbara region of Western Australia. The mine is located within the Hamersley Ranges which has a long mining history. The mine is located within 25 kilometres of operating mines; Hope Downs (Rio Tinto/Hancock JV), Area C (BHP) and West Angelas (Rio Tinto). The northern boundary of royalty-linked tenement M47/1425 abuts the Great Northern Highway.

Current mining at Wonmunna involves the extraction of iron ore from three Marra Mamba Iron Formation-hosted deposits across multiple shallow open pits ranging from 20m to 50m in depth. The mine plan and throughputs are based on an average grade of 57.5% iron and production of 3Mtpa of ore, which Vox management believes was achieved in 2021. Based on MinRes’ March 2021 Mining Proposal2, Vox management expects that production throughput will further increase to +5Mtpa in 2022.

Leveraging MinRes’ integrated miner/contractor model, the mine was developed ahead of schedule and under budget over a 5-month development period at a total capital and project acquisition cost of A$126 million. Drilling and blasting is used in the mining of the ore and overburden, with conventional mining excavators and mine trucks hauling the ore from the pits to the crushing and screening plant.

Onsite processing is limited to dry crushing and blending according to market requirements. The mine has been developed for the export iron ore market, although some mine gate sales may be considered in the future. Export product is hauled via road trains on the Great Northern Highway to the MinRes operated Utah Point bulk port facility at Port Hedland. There are no pastoral leases over the mining tenements.

Figure 1: Wonmunna royalty tenure in relation to large Pilbara iron ore mines.

The proposed initial mine life included in the March 2021 Mining Proposal2 was “30Mt over 4 years to 2025” with a “potential increase in total inventory of 50 – 60Mt up to 2028”, which underpinned Vox management’s expectations of a mine life to 2028 and potentially beyond. MinRes reported in April 2021 that they were carrying out ~12,000m of resource definition drilling at Wonmunna3, supporting resource to reserve conversion and submission of the Feb 2022 Mining Proposal.

For more information on the Wonmunna Mine, please visit the MinRes website at https://www.mineralresources.com.au/our-business/commodities/iron-ore/.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest return on invested capital in the royalty sector. Since the beginning of 2019, Vox has announced 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen Vox Royalty Corp., Executive Vice President, Australia riaan@voxroyalty.com	Kyle Floyd Vox Royalty Corp., Chief Executive Officer info@voxroyalty.com

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Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing and quantity of resource production from Wonmunna, expectations regarding the size, quality and exploitability of the resources associated with Wonmunna, future operations and work programs of Vox’s mining operator partner, the receipt of future royalty payments derived from Wonmunna, anticipated future cash flows and future financial reporting by Vox and regulatory approvals that remain outstanding or have not yet been publicly confirmed by the operator of Wonmunna.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, certain disclosure in this press release is based on information publicly disclosed by third parties (including but not limited to mining project operators and government departments) based on the information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)

Western Australia Department of Mines, Industry Regulation and Safety - see link which includes the application date of 21 February 2022, approval date of 29 June 2022 and a copy of the Feb 2022 Mining Proposal: https://minedex.dmirs.wa.gov.au/Web/environment-registrations/details/103347

(2)

Western Australia Department of Mines, Industry Regulation and Safety – see link which includes the application date of 24 March 2021 and approval date of 2 May 2021: https://minedex.dmirs.wa.gov.au/Web/environment-registrations/details/95918

(3)	See FY21 Q3 Quarterly Activities Report, retrievable at https://www.mineralresources.com.au/investorresources/latest-asx-announcements/page/13/

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